UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 12)
EMULEX CORPORATION
(Name of Subject Company)
EMULEX CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
292475209
(CUSIP Number of Class of Securities)
Randall G. Wick
Senior Vice President, General Counsel
3333 Susan Street
Costa Mesa, California 92626
(714) 662-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Jonathan K. Layne	Michelle A. Hodges
Gibson, Dunn & Crutcher LLP	Gibson, Dunn & Crutcher LLP
2029 Century Park East	3161 Michelson Drive, Suite 1200
Los Angeles, California 90067	Irvine, California 92612
(310) 552-8500	(949) 451-3800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 12 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2009 (as amended and supplemented from time to time, the “Statement”) by Emulex Corporation, a Delaware corporation (the “Company”), relating to the unsolicited tender offer by Fiji Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Broadcom Corporation, a California corporation (“Broadcom”), to acquire all of the issued and outstanding common stock, par value $0.10 per share, of the Company, including the associated preferred stock purchase rights, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated May 5, 2009 (with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”). Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.
Item 1. Subject Company Information
     Item 1 of the Statement is hereby amended and supplemented by amending and restating in its entirety the second sentence of the first paragraph under the Section of the Statement entitled “Securities”:
          “As of June 28, 2009, there were 82,941,390 Shares outstanding.”
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 of the Statement is hereby amended and supplemented by amending and restating in its entirety the paragraph under the Section of the Statement entitled “Consideration Payable Pursuant to the Offer and the Second-Step Merger”:
     “If the Company’s directors and executive officers, each of whom is set forth on Annex B hereto, were to tender any Shares they own pursuant to the Revised Offer, they would receive $11.00 net per Share in cash on the same terms and conditions as the other stockholders of the Company. As of June 28, 2009, the directors and executive officers of the Company beneficially owned 701,038 Shares in the aggregate (excluding restricted stock and options to purchase Shares, which are addressed below under the section entitled “Potential Payments upon Termination or Change in Control”). If the directors and executive officers of the Company were to tender all such Shares owned by them pursuant to the Revised Offer, and Broadcom accepted for purchase and purchased such Shares, the directors and executive officers would receive $7,711,418 in the aggregate. As discussed below under “Item 4. — The Solicitation or Recommendation,” to the knowledge of the Company, none of the Company’s directors or executive officers currently intends to tender any of their Shares for purchase pursuant to the Revised Offer.”
     Item 3 of the Statement is hereby amended and supplemented by amending and restating in its entirety the paragraph under the heading “Company Incentive Awards” under the Section of the Statement entitled “Potential Payments upon Termination or Change in Control”:
     “The Company’s directors, executive officers and other employees are eligible to receive incentive awards pursuant to the Company’s equity incentive plans. As of June 28, 2009, directors of the Company held 22,750 shares of restricted stock and executive officers of the Company held 670,000 shares of restricted stock. As of the same date, directors of the Company held options to purchase 810,000 Shares, with exercise prices ranging from $13.05 to $60.50 per Share and an average exercise price of $33.02 per Share, all of which were vested and exercisable as of that date. Executive officers of the Company held options to purchase 3,423,026 Shares, with exercise prices ranging from $8.13 to $62.84 per Share and an average exercise price of $23.38 per Share, of which 3,373,026 were vested and exercisable as of that date. Except for options to purchase (i) 82,041 Shares held by James M. McCluney that have an exercise price of $8.13 per Share, (ii) 43,592 Shares held by James M. McCluney that have an exercise price of $9.53 per Share, (iii) 100,000 Shares held by James M. McCluney that have an exercise price of $10.01 per Share,

(iv) 72,653 Shares held by James M. McCluney that have an exercise price of $10.93 per Share, (v) 100,002 Shares held by Paul F. Folino that have an exercise price of $10.01 per Share, and (vi) 75,000 Shares held by Michael J. Rockenbach that have an exercise price of $10.01 per Share, the aggregate 4,233,026 options to purchase Shares held by the Company’s directors and executive officers as of June 28, 2009, had an exercise price above the $11.00 per Share price of the Revised Offer.”
     Item 3 of the Statement is hereby amended and supplemented by amending and restating in its entirety the three paragraphs under the heading “Payments Upon a Change in Control” under the Section of the Statement entitled “Potential Payments upon Termination or Change in Control”:
     “All presently unvested options to purchase Shares and shares of restricted stock held by directors and executive officers of the Company were issued pursuant to the Company’s 2005 Equity Incentive Plan (the “2005 Plan”), which provides that the Compensation Committee of the Board (the “Compensation Committee”), as administrator, in its discretion may provide for the acceleration of vesting of such awards, including in the event of a change in control. Upon a change in control of the Company, such as would occur if the Revised Offer is consummated, assuming that the Compensation Committee provides for such acceleration of vesting under the 2005 Plan (it being understood that the Compensation Committee is under no obligation to do so), unvested options to purchase 50,000 Shares and 692,750 shares of restricted stock held by such directors and executive officers would fully vest.
     No Termination of Employment. The following table describes for each executive officer (assuming that such executive officer continues employment in the same or similar capacity) and each director, the potential payments due upon a change in control of the Company assuming that the Compensation Committee determines, pursuant to its authority as administrator of the 2005 Plan, to accelerate the vesting of all outstanding options to purchase Shares and all shares of restricted stock upon such a change in control (it being understood that the Compensation Committee is under no obligation to do so):

	Acceleration of
	Vesting of	Acceleration of
	Restricted	Vesting of
	Stock Awards	Options	Total
Name	($)(1)	($)(2)	($)
Fred B. Cox	38,500	—	38,500
Michael P. Downey	38,500	—	38,500
Bruce C. Edwards	77,000	—	77,000
Paul F. Folino	1,155,000	—	1,155,000
Robert H. Goon	38,500	—	38,500
Don M. Lyle	38,500	—	38,500
Dean A. Yoost	19,250	—	19,250
James M. McCluney	2,915,000	—	2,915,000
Michael J. Rockenbach	1,215,500	—	1,215,500
Jeffrey W. Benck	924,000	—	924,000
Marshall D. Lee	1,160,500	—	1,160,500

(1)	Calculated as the $11.00 per Share price of the Revised Offer, multiplied by the number of shares of restricted stock subject to accelerated vesting if the change of control occurred on June 28, 2009.

(2)	The value per option is calculated as the excess of the $11.00 per Share price of the Revised Offer, over the exercise price of the option. All options to purchase Shares held by the Company’s directors and executive officers, other than James M. McCluney, are presently fully vested. Mr. McCluney holds unvested options to purchase 50,000 Shares, all of which have an exercise price greater than the $11.00 per Share price of the Revised Offer.
     Qualified Termination of Employment. The following table describes the potential payments upon an eligible termination without Cause by the Company or by the executive officer because of Good Reason (as defined within the executive officer’s Key Employee Retention Agreement) in a change in control assuming termination as of June 28, 2009:

			Acceleration of	Acceleration
			Vesting of	of
	Base		Restricted	Vesting of
	Salary	Bonus	Stock Awards	Options	Benefits	Total
Name	($)(1)	($)(2)	($)(3)	($)(4)	($)(5)	($)
James M. McCluney	1,171,500	1,054,350	2,915,000	—	38,666	5,179,516
Michael J. Rockenbach	366,978	220,187	1,215,500	—	31,297	1,833,962
Paul F. Folino	1,207,654	1,086,889	1,155,000	—	47,595	3,497,138
Jeffrey W. Benck	413,621	289,535	924,000	—	31,297	1,658,453
Marshall D. Lee	328,520	164,260	1,160,500	—	26,833	1,680,113

(1)	Base salary is based on the annual salary for fiscal 2009 over the severance period (two years for Mr. McCluney and Mr. Folino, one year for the other executive officers).

(2)	Bonus is based on the target bonus level for fiscal 2009 as a percentage of base salary.

(3)	Calculated as the $11.00 per Share price of the Revised Offer, multiplied by the number of shares of restricted stock subject to accelerated vesting if the termination of employment occurred on June 28, 2009.

(4)	The value per option is calculated as the excess of the $11.00 per Share price of the Revised Offer, over the exercise price of the option. All options to purchase Shares held by the Company’s directors and executive officers, other than James M. McCluney, are presently fully vested. Mr. McCluney holds unvested options to purchase 50,000 Shares, all of which have an exercise price greater than the $11.00 per Share price of the Revised Offer.

(5)	Benefits include medical or health premiums for the severance period and $15,000 each for reimbursement of outplacement services.”
Item 4. The Solicitation or Recommendation.
     Item 4 of the Statement is hereby amended and supplemented by amending and restating in its entirety the second paragraph in the Section of the Statement entitled “Solicitation Recommendation” as follows:
     “As described in more detail below, upon careful consideration of the Revised Offer and after consultation with the Company’s outside legal counsel and financial advisor and based upon the terms and conditions of the Revised Offer, the Board unanimously determined at a meeting duly held on July 8, 2009 that the Revised Offer significantly undervalues the Company’s long-term prospects, is inadequate, and is not in the best interests of the Company and its stockholders. The Board believes that in light of the Company’s future prospects, the interests of the Company and its stockholders will best be served by the Company continuing to pursue its long-term strategies. Accordingly, the Board has unanimously determined to recommend that the Company’s stockholders reject the Revised Offer and not tender their Shares in the Revised Offer.”
     Item 4 of the Statement is hereby amended and supplemented by amending and restating in its entirety the paragraph in the Section of the Statement entitled “Intent to Tender” as follows:

     “In light of (i) Broadcom’s cash offer of $11.00 per Share and (ii) the Board’s recommendation, to the Company’s knowledge after making reasonable inquiry, the directors and executive officers of the Company do not currently intend to tender or sell Shares held of record or beneficially owned by them to Broadcom in the Revised Offer.”
     Item 4 of the Statement is hereby amended and supplemented by adding the following 4 new paragraphs after the last paragraph in the Section of the Statement entitled “Background of the Offer”:
     “On July 2, 2009, the Board met with the Company’s management and representatives of the Company’s legal counsel, Gibson Dunn, the Company’s financial advisor, Goldman Sachs, the Company’s public relations advisor, Sard Verbinnen & Co. LLC, and the Company’s information agent, MacKenzie, to discuss the Revised Offer and the process to be undertaken in connection with the Board’s review of the Revised Offer. In connection with its extensive deliberations on the Revised Offer, among other matters, the Company’s management reviewed with the Board the Company’s business, financial condition and prospects, including events affecting management’s forecasts since the Board had met to determine its recommendation to the Original Offer on May 14, 2009. In addition, the Company’s management and representatives of its advisors also discussed with the Board recent market developments.
     On July 7, 2009, the Board met with the Company’s management, the Company’s legal, financial and public relations advisors and the Company’s information agent to further review the terms of and consider the Revised Offer. During such meeting, representatives of Gibson Dunn again reviewed with the Board its fiduciary duties with respect to the Revised Offer. The Company’s management and representatives of Goldman Sachs also further reviewed with the Board the Company’s business, financial condition and prospects. After extensive discussions, the Board requested that the Company’s management and advisors continue their review of the Revised Offer.
     After the United States securities markets closed on July 8, 2009, the Board met to discuss what recommendation, if any, it should make to the Company’s stockholders with respect to the Revised Offer. The Company’s management and legal and financial advisors were also present at the meeting. During such meeting, the Company’s financial advisor reviewed the financial terms of the Revised Offer and then rendered its oral opinion to the Board, which oral opinion was subsequently confirmed in writing, that, as of July 8, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the Company’s stockholders (other than the Purchaser and its affiliates) pursuant to the Revised Offer was inadequate, from a financial point of view, to such holders. After careful consideration, including taking into account the factors set forth below under “Reasons for the Board’s Recommendation,” the Board unanimously determined that the Revised Offer was inadequate and not in the best interests of the Company and its stockholders. Accordingly, the Board unanimously determined to recommend that the Company’s stockholders reject the Revised Offer and not tender their Shares in the Revised Offer and approved the filing of this Statement.
     Before the United States securities markets opened on July 9, 2009, the Company issued a press release stating that the Board determined that the Revised Offer significantly undervalues the Company’s long-term prospects and is inadequate, and is not in the best interests of the Company and its stockholders and that the Board therefore recommends that the Company’s stockholders not tender their Shares into the Revised Offer.”
     Item 4 of the Statement is hereby amended and supplemented by amending and restating in its entirety the first paragraph and the lead in to the second paragraph in the Section of the Statement entitled “Reasons for the Board’s Recommendation” as follows:
     “The Original Offer is based on the same economic terms as the unsolicited proposal submitted by Broadcom to the Company on April 21, 2009, which the Board rejected as significantly undervaluing the Company’s long-term prospects and not being in the best interests of the Company and its stockholders. Additional terms and conditions of the Original Offer are included in the Offer to Purchase, dated May 15, 2009 and related Letter of Transmittal. The Board conducted a thorough review and consideration of the Original Offer, and, after consultation with members of management and the Company’s legal and financial advisors, unanimously determined that the Original Offer was not in the best interests of the Company and its stockholders and that stockholders should reject the Original Offer and not tender their Shares in the Original Offer.
     The Board considered each of the following factors in support of its recommendation that the Company’s stockholders reject the Original Offer and not tender their Shares to Purchaser in the Original Offer:”
     Item 4 of the Statement is hereby amended and supplemented by adding the following 4 new paragraphs after the last paragraph in the Section of the Statement entitled “Reasons for the Board’s Recommendation”:
     “The Board conducted a thorough review and consideration of the Revised Offer, and, after consultation with members of management and the Company’s legal and financial advisors, unanimously determined that the Revised Offer is not in the best interests of the Company and its stockholders and that stockholders should reject the Revised Offer and not tender their Shares in the Revised Offer.
     The Board considered numerous factors, including, but not limited to the following in support of its recommendation that the Company’s stockholders reject the Revised Offer and not tender their Shares to Purchaser in the Revised Offer:
•	Purchaser’s $11.00 per Share Revised Offer significantly undervalues the Company’s long-term prospects and does not adequately compensate stockholders for their Shares.
•	The Company’s Recent Design Wins. In addition to the 12 tier-one design wins in the converged networking market referenced above, the Company recently secured two new tier-one design wins for its 10Gb/s Ethernet OneConnect™ Converged Network Adapters. The Company also recently secured two new OEM design wins for its LightPulse® Fibre Channel Host Bus Adapters. These new design wins further validate the Company’s projections of future revenues and earnings per share, and reinforce the additional upside opportunities available to the Company. Moreover, in recent months, the Company has won every Request for Quote (“RFQ”) issued by its OEM customers for which the Company competed in the converged networking market, resulting in the 14 tier-one design wins for Converged Network Adapters described above.

•	Further Significant Converged Networking Market Opportunities. In the future, the Company expects that there will be additional RFQs issued by OEMs, and that to date, RFQs have been issued for only approximately one-third of the potential products incorporating CNAs in the new converged networking market. Based on the Company’s recent success in securing design wins in this market, the Company believes that it is well-positioned to obtain additional design wins in the converged networking market that are not included in management’s current projections that have previously been disclosed.

•	The Revised Offer is Inadequate from a Financial Point of View to the Company’s Stockholders. The Board considered the fact that Goldman Sachs rendered its opinion to the Board, subsequently confirmed in writing, that, as of July 8, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of Shares (other than Purchaser and any of its affiliates) pursuant to the Revised Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated July 8, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this

Statement as Annex C. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Revised Offer. The opinion of Goldman Sachs is not a recommendation as to whether or not any holder of Shares should tender Shares in connection with the Revised Offer or any other matter. After considering the factors set forth herein, including the opinion of Goldman Sachs, the Board unanimously concluded that the Revised Offer is financially inadequate.
•	The Revised Offer is opportunistic, given that Broadcom has access to information regarding the Company’s design wins that is not available to the Company’s stockholders.
•	The Company continues to be precluded from communicating further information on the scope and nature of its recent contract wins until, in each case, the applicable product is launched by its OEM customers. However, due to its participation in the proposal process for the contract wins, the Company believes that Broadcom is uniquely aware of such specific information, which is not available to the market or the Company’s stockholders and thus does not allow the Company’s stockholders to further assess the potential benefits of such wins.
•	The Revised Offer does not compensate the Company’s stockholders for a range of other initiatives being undertaken by the Company that will start to meaningfully impact earnings within the next year and beyond.

•	The Revised Offer is clearly timed to take advantage of the Company’s depressed stock price, which has been impacted by the current unprecedented negative macroeconomic conditions.
     The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive. The members of the Board evaluated various factors, including those listed above, in light of their knowledge of the business, financial condition and prospects of the Company. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.
     Accordingly, the Board unanimously recommends that the Company’s stockholders reject the Revised Offer and not tender their Shares in the Revised Offer."
Item 8. Additional Information.
     Item 8 of the Statement is hereby amended and supplemented by adding the following new paragraph after the last paragraph under the heading “Delaware Litigation” in the Section of the Statement entitled “Litigation”:
     “On July 6, 2009, the Court granted a motion continuing the July 8, 2009 trial date indefinitely.”
     Item 8 of the Statement is hereby amended and supplemented by adding the following to the end of the first paragraph under the heading “Litigation Filed by the Company Against Broadcom” in the Section of the Statement entitled “Litigation”:
     “Broadcom filed a motion to dismiss the allegations of the First Amended Complaint on June 26, 2009. The hearing on the motion, which the Company opposed, is scheduled to take place on July 20, 2009.”

Forward-Looking Statements
     Certain statements contained in this Statement may constitute “forward-looking statements.” The Company may also make forward-looking statements in other filings with the SEC, in materials delivered to stockholders and in press releases. In addition, the Company’s representatives may from time to time make oral forward-looking statements. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as “anticipates,” “in the opinion,” “believes,” “intends,” “expects,” “may,” “will,” “should,” “could,” “plans,” “forecasts,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and similar expressions may be intended to identify forward-looking statements.
     Actual future results could differ materially from those described in the forward-looking statements as a result of a variety of factors. Except as required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances. The Company wishes to caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. The fact that the economy generally, and the technology and storage segments specifically, has been in a state of uncertainty makes it difficult to determine if past experience is a good guide to the future and makes it impossible to determine if markets will grow or shrink in the short term. Recent disruptions in world credit and equity markets and the resulting economic uncertainty for the Company’s customers and the storage networking market as a whole has resulted in a downturn in information technology spending that has and could continue to adversely affect the Company’s revenues and results of operations. Furthermore, Purchaser’s unsolicited Offer to acquire all of the Company’s outstanding Shares, the related consent solicitation of Broadcom and Purchaser and any related litigation has created additional uncertainty, which may have an adverse effect on the Company’s operations. As a result of this uncertainty, the Company is unable to predict with any accuracy what future results might be. Other factors affecting these forward-looking statements include, but are not limited to, the following: slower than expected growth of the storage networking market or the failure of the Company’s OEM customers to successfully incorporate the Company’s products into their systems; the Company’s dependence on a limited number of customers and the effects of the loss of, or decrease or delays in orders by, any such customers, or the failure of such customers to make payments; the emergence of new or stronger competitors as a result of consolidation movements in the market; the timing and market acceptance of the Company’s or its OEM customers’ new or enhanced products; the variability in the level of the Company’s backlog and the variable and seasonal procurement patterns of the Company’s customers; impairment charges, including but not limited to goodwill and intangible assets; the effects of terrorist activities, natural disasters and any resulting political or economic instability; the highly competitive nature of the markets for the Company’s products as well as pricing pressures that may result from such competitive conditions; the effect of rapid migration of customers towards newer, lower cost product platforms; possible transitions from board or box level to application specific computer chip solutions for selected applications; a shift in unit product mix from higher-end to lower-end or mezzanine card products; a decrease in the average unit selling prices or an increase in the manufactured cost of the Company’s products; delays in product development; the Company’s reliance on third-party suppliers and subcontractors for components and assembly; any inadequacy of the Company’s intellectual property protection or the potential for third-party claims of infringement; the Company’s ability to attract and retain key technical personnel; the Company’s ability to benefit from its research and development activities; the Company’s dependence on international sales and internationally produced products; the effect of acquisitions; the effect of changes in tax rates or legislation; or changes in accounting standards; and the potential effects of global warming and any resulting regulatory changes on the Company’s business. These and other factors which could cause actual results to differ materially from those in the forward-looking statements are discussed elsewhere in this Statement, in the Company’s other filings with the SEC or in materials incorporated therein by reference. Statements made in connection with the Offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

Item 9. Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit
No.	Description

(a)(24)	Press Release issued by the Company on July 9, 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMULEX CORPORATION

By:	/s/ Michael J. Rockenbach
Name:	Michael J. Rockenbach
Title:	Executive Vice President and Chief Financial Officer

Dated: July 9, 2009

ANNEX C
OPINION OF GOLDMAN SACHS
PERSONAL AND CONFIDENTIAL
July 8, 2009
Board of Directors
Emulex Corporation
3333 Susan Street
Costa Mesa, California 92626
Gentlemen:
You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Emulex Corporation (the “Company”), of the $11.00 per Share in cash (the “Consideration”) proposed to be paid to such holders in the Amended Offer (as defined below). The terms of the amended offer to purchase (the “Amended Offer to Purchase”) and related amended letter of transmittal (which, together with the Amended Offer to Purchase, constitutes the “Amended Offer”) contained in the Tender Offer Statement on Schedule TO filed by Broadcom Corporation (“Parent”) and Fiji Acquisition Corporation, a wholly owned subsidiary of Parent (the “Offeror”), with the Securities and Exchange Commission on May 5, 2009, as amended through Amendment No. 10 to the Tender Offer Statement on Schedule TO filed by Parent and the Offeror with the Securities and Exchange Commission on June 30, 2009 (as amended, the “Amended Schedule TO”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction of certain conditions set forth in the Amended Offer, the Offeror will pay the Consideration for each Share accepted. We note that the Amended Offer to Purchase provides that following consummation of the Amended Offer, the Offeror intends to consummate a merger with the Company (the “Merger” and, together with the Amended Offer, the “Transactions”) in which all remaining public stockholders of the Company would receive the highest price paid per Share pursuant to the Amended Offer, without interest.
Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Parent and any of their respective affiliates or any currency or

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Board of Directors
Emulex Corporation
July 7, 2009
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commodity that may be involved in the Transactions for their own account and for the accounts of their customers. We are acting as financial advisor to the Company in connection with its consideration of the Amended Offer and other matters pursuant to our engagement by the Company. We have received a fee, and expect to receive additional fees, for our services in connection with our engagement, including additional advisory fees that will be payable whether or not the Amended Offer is consummated. The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In addition, we have provided certain investment banking and other financial services to the Company and its affiliates from time to time, including having acted as agent in connection with the Company’s stock repurchase program in September of 2008. We also may provide investment banking and other financial services to the Company, Parent and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.
In connection with this opinion, we have reviewed, among other things, the Amended Schedule TO, including the Amended Offer to Purchase and related amended letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 filed with the Securities and Exchange Commission on June 30, 2009, as amended through Amendment No. 12 to the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9/A, in the form approved by you on the date of this opinion; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Parent for the five fiscal years ended June 29, 2008 and December 31, 2008, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; certain other communications from the Company and Parent to their respective stockholders; certain publicly available research analyst reports for the Company and Parent; and certain internal financial analyses and forecasts for the Company prepared by its management and approved for our use by the Company (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale of Parent for, and the potential benefits for Parent of, the Transactions and the past and current business operations, financial condition and future prospects of the Company and Parent. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the communications technology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.
For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us and we do not assume any liability for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of

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Board of Directors
Emulex Corporation
July 7, 2009
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the Company, Parent or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.
Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Amended Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Amended Offer or the Merger. In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Amended Offer or the Merger to, or any consideration received in connection therewith by, Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company or Parent; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Parent, or class of such persons in connection with the Amended Offer or the Merger, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Amended Offer or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Amended Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Amended Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Amended Offer is inadequate from a financial point of view to such holders.
Very truly yours,

/s/ Goldman, Sachs & Co. (Goldman, Sachs & Co.)

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